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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                               Guitar Center, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    402040109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                        30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


  1.     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)

         13-337-6808
--------------------------------------------------------------------------------

  2.     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
--------------------------------------------------------------------------------
  3.     SEC Use Only
--------------------------------------------------------------------------------
  4.     Source of Funds (See Instructions)    WC
--------------------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares      7.   Sole Voting Power     4,258,199
  Beneficially Owned
  by Each Reporting     --------------------------------------------------------
  Person With           8.   Shared Voting Power      Not applicable
--------------------------------------------------------------------------------
                        9.   Sole Dispositive Power     4,258,199
--------------------------------------------------------------------------------
                       10.   Shared Dispositive Power     Not applicable
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  4,258,199
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)      19.1%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------


                               Page 2 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


  1.     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)

         13-3371826
--------------------------------------------------------------------------------

  2.     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds (See Instructions)    WC
--------------------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares      7.  Sole Voting Power     516,586 (includes options for
  Beneficially Owned                              26,515)
  by Each Reporting     --------------------------------------------------------
  Person With           8.  Shared Voting Power      Not applicable
--------------------------------------------------------------------------------
                        9.  Sole Dispositive Power     516,586 (includes options
                                                       for 26,515)
--------------------------------------------------------------------------------
                       10.  Shared Dispositive Power     Not applicable
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                           516,586 (includes options for 26,515)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)      2.3%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         PN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

                               Page 3 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109

PRELIMINARY NOTE:

                  The information contained herein has been adjusted to reflect a change in the reporting person's name and controlling persons, the vesting of Options for the Issuer's Common Stock and the sale by the Reporting Persons, in the aggregate, of 378,190 shares of the Issuer's Common Stock.

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Guitar Center, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 5155 Clareton Drive, Agoura Hills, CA 91301.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The response to Item 2 is hereby amended in its entirety to read as follows:

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), and J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), each of whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of JPMP (BHCA).  JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

TRANSACTIONS INVOLVING THE ISSUER

                  On June 5, 1996, in connection with a $70 million recapitalization of the Issuer (the "Recapitalization") and pursuant to a Recapitalization Agreement dated as of May 1, 1996 between the Issuer, JPMP
(SBIC) and the other parties thereto (the "Recapitalization Agreement", a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference), JPMP (SBIC) and CB Capital Investors, L.P. ("CBCI"), an affiliate of JPMP
(SBIC), purchased 332,640 and 187,110 shares of the Issuer's Junior Preferred Stock, respectively, for an aggregate purchase price of $33,264,000 and $18,711,000, respectively, and 336,000 and 189,000 shares of the Issuer's Common Stock, respectively, for an aggregate purchase price of $336,000 and $189,000, respectively.

                  In connection with the Recapitalization, each of JPMP (SBIC) and CBCI became parties to a Stockholders Agreement dated as of June 5, 1996 (the "Stockholders Agreement") and a Registration Rights Agreement dated as of June 5, 1996, as amended and restated as of May 28, 1999 (the "Registration Rights Agreement", a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference), which granted the stockholders of the Issuer, including each of JPMP (SBIC) and CBCI, certain rights, including without limitation, the right to designate members of the Issuer's Board of Directors and the right to subscribe for a proportional share of certain future equity issuances by the Issuer and the right to cause the Issuer to register such shareholder's shares of equity at any time upon the request of at least 60% of the equity securities held by such holders, as well as the right to include their shares of equity securities in any registration of equity securities in any public offering and the Issuer has agreed to pay all costs associated with any


                               Page 4 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


such registrations. At the time of the Recapitalization, JPMP (SBIC) designated Jeffrey C. Walker, the managing partner of J.P. Morgan Partners, LLC, as its designee on the Issuer's Board of Directors. Mr. Walker is presently a member of the Issuer's Board of Directors.

                  On October 29, 1996, CBCI sold its investment in the Issuer to JPMP (SBIC) for $18,900,000. Also on October 29, 1996, JPMP (SBIC) sold 24,948 shares of the Issuer's Junior Preferred Stock at a cost of $2,494,000 and 25,200 shares of the Issuer's Common Stock at a cost of $25,200 to the Guitar Center Investors Fund, LLC.

                  Pursuant to an Amended and Restated Memorandum of Understanding and Stock Option Agreement dated as of December 30, 1996 (the "Investor's Option Agreement," a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), JPMP (SBIC) granted options ("Options") to purchase an aggregate of 22,641.52 shares of the Issuer's Common Stock at a purchase price of $4.33 per share to certain officers and key managers of the Issuer. The Options are presently exercisable and expire on December 30, 2001.

                  On March 14, 1997, the Issuer had an initial public offering of its Common Stock and as a result thereof, JPMP (SBIC) Junior Preferred Stock was converted into Common Stock at a rate of 6.67:1 and JPMP (SBIC) unregistered Common Stock was converted into Common Stock at a rate of 2.5817:1. As a result of the public offering, JPMP (SBIC) received 4,589,164 shares of the Issuer's Common Stock and the Stockholders Agreement terminated.

                  On May 6, 1998, pursuant to the Issuer's Amended and Restated 1996 Performance Stock Option Plan (the "Option Plan", a copy of which is attached hereto as Exhibit 4 and Incorporated herein by reference), Jeffrey C. Walker was granted Incentive Stock Options (the "Options", a copy of which is attached hereto as Exhibit 5 and incorporated by reference) to purchase up to 5,001 shares of the Issuer's Common Stock at a purchase price of $28.5625 per share and $16.4375, respectively. The 28.5625 per share Options expire on May 6, 2008 and are subject to vesting as follows: 1,667 shares on May 6, 1999, 1,666 shares on May 6, 2000, 1,668 shares on May 6, 2001. The $16.4375 Options expire on April 25, 2009 and are subject to vesting as follows: 1,667 shares on April 26, 2000, 1,666 shares on April 26, 2001 and 1,667 shares on April 26, 2002. Mr.
Walker is  obligated  to  transfer  any shares  issued  under the Option to JPMP
(SBIC). The Option, therefore allows JPMP (SBIC), as transferee, to purchase up to 5,000 shares of the Issuer's Common Stock

                  On June 15, 1999 and June 16, 1999, JPMP (BHCA) purchased the following shares of the Issuer's, Common Stock in open market transactions:

      DATE        SHARES OF COMMON STOCK      PRICE/SHARE        TOTAL PRICE

     6/15/99              25,000                $9.8125           $245,312.50
     6/15/99             100,000                $9.6250           $962,500.00
     6/15/99             200,000                $9.6250         $1,925,000.00
     6/15/99             155,000                $9.6250         $1,491,875.00
     6/15/99              19,000                $9.6250           $182,875.00
     6/15/99               6,000                $9.7500            $58,500.00
     6/16/99              13,910                $9.6250           $133,883.75

Set forth on Schedule D hereto are the dates of sales, amounts of shares sold and sale pricing relating to the Reporting Persons' sales of the Issuer's securities during 2001.

SOURCE OF FUNDS

                  The funds provided by JPMP (SBIC) for the purchase of the Issuer's Junior Preferred Stock and Common Stock were obtained from JPMP (SBIC) contributed capital, which includes funds that are held available for such purpose. The funds provided by JPMP (BHCA) for the purchase of the Issuer's Common Stock were obtained from JPMP (BHCA) contributed capital, which includes funds that are held available for such purpose. Each of JPMP (SBIC) and JPMP
(BHCA) disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The acquisition of the Issuer's equity securities has been made by JPMP (SBIC) and JPMP (BHCA) for investment purposes. Although neither JPMP (SBIC) or JPMP (BHCA) has a present intention to do so, each of JPMP (SBIC) and JPMP (BHCA) may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of JPMP (SBIC) and JPMP (BHCA) may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.


                               Page 5 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


                  Except as set forth in this Item 4, neither JPMP (SBIC) or JPMP (BHCA) has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, JPMP (SBIC) and JPMP (BHCA) each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  The response to Item 5 is hereby amended in its entirety as follows:

                  JPMP (SBIC) may be deemed the beneficial owner of 4,589,164 shares of the Issuer's Common Stock. JPMP (SBIC) deemed beneficial ownership represents 20.8% of the Common Stock as of December 31, 2000. JPMP (SBIC) has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock. JPMP (BHCA) may be deemed beneficial owner of 525,215 shares of the Issuer's Common Stock, which includes options for 6,305 shares of the Issuer's Common Stock. JPMP (BHCA) deemed beneficial ownership represents 2.4% of the outstanding shares of Common Stock as of December 31, 1999. JPMP
(BHCA) has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

                  Except as reported in Item 3 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement. No person other than JPMP (SBIC) and JPMP (BHCA), respectively, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock owned beneficially by JPMP (SBIC) and JPMP (BHCA), respectively.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       1. *Recapitalization Agreement dated as of May 1, 1996, among the Issuer, CUCA and the other parties thereto, which is incorporated by reference to
Exhibit 10.2 in the Issuer's Registration Statement in Form S-1 (file No. 333-10491).

       2. *Amended and Restated Registration Rights Agreement, dated as of May 28, 1999, among the Issuer and the Shareholders party thereto.

       3. *Amended and Restated Memorandum of Understanding and Stock Option Agreement, dated as of December 30, 1996 among CVCA, the other investors party thereto and certain members of the Issuer's management.

       4. *Company's Amended and Restated 1996 Performance Stock Option Plan, as amended by Amendment No. 1 and the Modification to the Amended and Restated 1996 Performance Stock Option Plan, which are incorporated by reference to Exhibits 10.5, 10.24 and 10.28, respectively, in the issuer's Registration Statement on form S-1 (File No. 333-10491).

       5. *Incentive Stock Option dated as of May 6, 1998.



SCHEDULE A

Item 2 information for executive  officers and directors of J.P. Morgan Partners
(SBIC), LLC.

---------------
* Filed Previously.

                               Page 6 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


SCHEDULE B

Item 2 information for executive officers and directors of JPMP Capital Corp.

SCHEDULES C

Item 2 information for executive officers and directors of J.P. Morgan Chase &
Co.

SCHEDULE D

Date of sales, amounts of shares sold and sale price relating to the Reporting Person.














                               Page 7 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          J.P. MORGAN PARTNERS (SBIC), LLC

                                          By:  /s/ JEFFREY C. WALKER
                                              ---------------------------------
                                              Name:  Jeffrey C. Walker
                                              Title: President


       FEBRUARY  13, 2002
----------------------------------
             Date
















                               Page 8 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           J.P. MORGAN PARTNERS (BHCA), L.P.

                                           By:  JPMP Master Fund Manager, L.P.,
                                                its General Partner

                                           By:  JPMP Capital Corp.,
                                                its General Partner


                                           By: /s/ JEFFREY C. WALKER
                                               ---------------------------------
                                               Name:  Jeffrey C. Walker
                                               Title:    President


FEBRUARY 13, 2002
----------------------
       Date













                               Page 9 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

--------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 10 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109



                                  DIRECTORS(1)

                               Jeffrey C. Walker*


















----------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 11 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

--------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 12 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*






















---------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 13 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

           Chairman of the Board and Chief Executive Officer                        William B. Harrison Jr.*
           Vice Chairman; Co-Chief Executive Officer, Investment Bank               Geoffrey T. Boisi *
           Vice Chairman; Head of Retail and Middle Market, Financial               David A. Coulter*
                 Services and Management and Private Banking
           Director of Human Resources                                              John J. Farrell*
           Vice Chairman; Chairman, Investment Bank                                 Walter A. Gubert*
           Vice Chairman                                                            Thomas B. Ketchum*
           Director of Corporate Marketing and Communications                       Frederick W. Hill*
           Vice Chairman; Co-Chief Executive Officer, Investment Bank               Donald H. Layton*
           Vice Chairman                                                            James B. Lee Jr. *
           General Counsel                                                          William H. McDavid*
           Vice Chairman; Head of Finance, Risk Management and Administration       Marc J. Shapiro*
           Vice Chairman                                                            Jeffrey C. Walker**
           Executive Vice President; General Auditor                                William J. Moran*
           Chief Financial Officer                                                  Dina Dublon*
           Executive Vice President; Head of Market Risk Management                 Lesley Daniels Webster*
           Managing Director; Corporate Treasurer                                   David B. Edelson*
           Managing Director; Head of Credit Risk Policy                            Suzanne Hammett*
           Corporate Secretary                                                      Anthony James Horan*
           Senior Vice President; Chief Compliance Officer                          Gregory S. Meredith*
           Controller                                                               Joseph L. Scalfani*
           Assistant Corporate Secretary                                            James C. Berry*

                                  DIRECTORS(1)

                                      PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer                      Retired Chairman of the Board and
                                      Chief Executive Officer
                                      Deere & Company
                                      One John Deere Place
                                      Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel                      Chairman and Chief Executive Officer
                                      Bechtel Group, Inc.
                                      P.O. Box 193965
                                      San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                      The Hearst Corporation
                                      959 Eighth Avenue
                                      New York, New York  10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy                   Chairman of the Board
                                      Honeywell International
                                      P.O. Box 3000
                                      Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

-------------
(1) Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                               Page 14 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


                                      PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
M. Anthony Burns                      Chairman of the Board
                                      Ryder System, Inc.
                                      3600 N.W. 82nd Avenue
                                      Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller                    Retired Co-Chairman
                                      BP Amoco p.l.c.
                                      1111 Warrenville Road, Suite 25
                                      Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                       President and Trustee
                                      American Museum of Natural History
                                      Central Park West at 79th Street
                                      New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III                  President and Chief Executive Officer
                                      The College Fund/UNCF
                                      9860 Willow Oaks Corporate Drive
                                      P.O. Box 10444
                                      Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.              Chairman of the Board and Chief Executive
                                        Officer
                                      J.P. Morgan Chase & Co.
                                      270 Park Avenue, 8th Floor
                                      New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan                      Of Counsel
                                      Skadden, Arps, Slate, Meagher & Flom LLP
                                      Four Times Square
                                      New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond                        Chairman of the Board and Chief Executive
                                        Officer
                                      Exxon Mobil Corporation
                                      5959 Las Colinas Boulevard
                                      Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford                      Chairman of the Board
                                      American Home Products Corporation
                                      5 Giralda Farms
                                      Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward                         Chief Executive Officer
                                      U.S. Olympic Committee
                                      One Olympic Plaza
                                      Colorado Springs, CO  80909
--------------------------------------------------------------------------------
Marina v.N. Whitman                   Professor of Business Administration and
                                        Public Policy
                                      The University of Michigan
                                      School of Public Policy
                                      411 Lorch Hall, 611 Tappan Street
                                      Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                               Page 15 of 16 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                               CUSIP NO.:  402040109


                                                                      SCHEDULE D

                                                        AMOUNT OF
                                       DATE OF SALE    SHARES SOLD         PRICE

J.P. Morgan Partners (BHCA), L.P.        12/20/01           268            $4.33
                                         12/07/01           536            $4.33
                                         11/28/01         1,473            $4.33
                                         11/08/01           711              $15
                                          9/17/01         1,805            $4.33
                                           9/7/01           250              $15
                                          9/05/01         5,078              $15
                                          8/07/01           508              $15
                                          3/08/01         2,551              $16
                                          3/07/01         5,102           $15.69
                                          3/07/01         1,633              $16
                                          3/07/01         5,102            $15.5
                                          3/06/01           255              $16
                                          3/02/01         3,061              $16
                                          2/27/01        10,204            $15.5
                                                   -------------------
                                                         38,537
                                                   -------------------

J.P. Morgan Partners (SBIC), LLC         12/20/01         2,370            $4.33
                                         12/07/01         4,737            $4.33
                                         11/28/01        13,031            $4.33
                                         11/08/01         6,289              $15
                                          9/17/01        15,970            $4.33
                                          9/07/01         2,250              $15
                                          9/05/01        44,922              $15
                                          8/07/01         4,492              $15
                                          3/08/01        22,449              $16
                                          3/07/01        44,898           $15.69
                                          3/07/01        14,367              $16
                                          3/07/01        44,898            $15.5
                                          3/06/01         2,245              $16
                                          3/02/01        26,939              $16
                                          2/27/01        89,796            $15.5
                                                   -------------------
                                                        339,653
                                                   -------------------


                               Page 16 of 16 Pages